UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

                   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

                   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

                   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Application for Certification of Class Action due to Environmental Hazards in the Vicinity of Bokek Stream

Item 1

Application for Certification of Class Action due to Environmental Hazards in the Vicinity of
Bokek Stream

The Company hereby reports that its subsidiary, Periclase Dead Sea Ltd. (under voluntary liquidation), was served with a class action certification application against itself and another subsidiary of the Company, Rotem Amfert Negev Ltd. (“Rotem”) (the two companies, jointly: the “Respondents”), filed with the Be’er Sheva District Court by several plaintiffs, on behalf of two represented classes: the first class constituting of the entire public in the State of Israel, and the second constituting visitors of Bokek stream and the Dead Sea, who were exposed and came into contact with the Bokek stream (the “Applicants”). According to the Applicants, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (the “Aquifer”) and the Ein Bokek spring with industrial wastewater, and by so doing the Respondents have violated various provisions of property law, land law, and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Tort Ordinance – breach of statutory duty, negligence and unjust enrichment.

Within the application the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof in a manner to be determined and which was not specified in the application, and therefore the financial implications of such requested relief are unknown. Furthermore, the Court was requested to order the Respondents to pay unto the public restitution and compensation in an estimated amount of ILS 1.4 billion (approx. $411.7 million).

The Company is reviewing the application and considering its legal steps.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 12, 2018